27422 Portola Parkway, Suite 200 Foothill Ranch, CA 92610-2830

January 13, 2011
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Kaiser Aluminum Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
filed February 24, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
filed April 29, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
filed August 3, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
filed October 27, 2010
Definitive Proxy Statement filed April 30, 2010
File No. 52105
Dear Mr. O’Brien:
          On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing to respond to your letter dated December 15, 2010, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings.
          For ease of reference, I have included the text of the Staff’s comments in bold-face type below, followed in each case by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Business, page 1
1.	We note your disclosure stating that your North American fabricated products manufacturing facilities produced fabricated aluminum that accounted for approximately 91%, 89% and 86% of total net sales for 2009, 2008 and 2007 respectively. In future filings, please state for each of the last three fiscal years the amount or percentage of total revenue contributed by either your Aerospace and High Strength Products, General Engineering Products, or Custom Automotive and Industrial Products, to the extent any of these classes of products accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years. See Item 101(c)(l)(i) of Regulation S-K.

Mr. Terence O’Brien
Securities and Exchange Commission
January 13, 2011

Response: The Company notes the Staff’s comment. The Company disclosed the percentage of total Fabricated Products revenue for each major class of product for 2009 in the “Type of Products Produced” section on page 3 of Form 10-K for the Fiscal Year Ended December 31, 2010, immediately following the “Overview” paragraph on page 2. In future filings requiring disclosure in response to Item 101(c)(1) of Regulation S-K, the Company will state for each of its last three fiscal years the amount or percentage of total Fabricated Products revenue contributed by its Aerospace and High Strength Products, its General Engineering Products, and its Custom Automotive and Industrial Products, in each case to the extent such products accounted for 10 percent or more of consolidated revenue in any of such fiscal years.
2.	In future filings, please provide the information required by Item 101(c)(1)(iv) of Regulation S-K.
Response: The Company notes the Staff’s comment. Item 101(c)(1) of Regulation S-K states that “[t]o the extent material to an understanding of the registrant’s business taken as a whole,” the description of each segment described in response to the requirements of Item 101(c)(1) must include the information specified in paragraph (c)(1)(iv) of Item 101. In connection with the applicable filings, the Company considered inclusion of such information and concluded such information was not material to an understanding of its business taken as a whole.
Certifications
3.	We note that you have not filed your certifications in the exact form as set forth in Item 601(b)(31)(i) of Regulation S-K. For example, you have deleted the “(s)” from “certifying officer(s)” in paragraphs 4 and 5, and changed “functions” to “function” in paragraph 5. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Please also comply with this comment in all future quarterly reports.
Response: The Company notes the Staff’s comment. In future filings requiring certifications as set forth in Item 601(b)(31)(i) of Regulation S-K, the Company will file such certifications in the exact form set forth in such Item.
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Exhibits
4.	We note that you incorporate the Credit Agreement dated March 22, 2010, Exhibit 10.2, by reference to a Form 8-K filed March 24, 2010. However, it does not appear that you filed all the exhibits and schedules to this agreement when you initially filed it. If these exhibits and schedules have been filed previously, please advise us as to where they are located. Otherwise, please file an amendment to the Form 8-K to file the full Credit Agreement, including all exhibits and schedules. Refer to Rule 601(b)(10) of Regulation S-K.

Mr. Terence O’Brien
Securities and Exchange Commission
January 13, 2011

Response: The Company notes the Staff’s comment and will file an amendment to its Current Report on Form 8-K filed March 24, 2010, to file a full copy of its Credit Agreement dated March 22, 2010, including all exhibits and schedules thereto.
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Liquidity and Capital Resources, page 41
5.	We note your disclosure on page 49 that your revolving credit facility contains negative and financial covenants and events of default that may limit your financial flexibility. Further, we note that your current disclosure on page 44 states that you are required to maintain a fixed charge coverage ratio on a consolidated basis above 1.1 if certain minimum availability thresholds are not met. In your next Form 10-Q, please consider the impact of this covenant, and the other negative and financial covenants, on your ability to undertake additional debt or equity financing. If the covenants are reasonably likely to limit your ability to undertake financing to a material extent, please discuss the covenants in question and the consequences of the limitation to your financial condition and operating performance, including disclosing the current actual value for any material financial ratios. See Item 303 of Regulation S-K and SEC Release No. 33-8350.
Response: The Company notes the Staff’s comment. In connection with each of its future filings requiring disclosure in response to Item 303 of Regulation S-K, the Company will continue to consider the impact of its negative and financial covenants on its ability to undertake additional debt or equity financing and, if such covenants are reasonably likely to limit the Company’s ability to undertake financing to a material extent, will include in such filing an appropriate discussion of the relevant covenants and the consequences of the limitations thereunder on the Company’s financial condition and operating performance, as well as the then-current value for any material financial covenant.
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33
6.	We note on page 27 that the loss on the cash conversion feature was material to the three and nine months ended September 30, 2010. On page 39 you describe how you measure the value of the cash conversion feature of the Notes however, you do not provide a discussion that identifies and quantifies the contributing factors driving this material change. In future filings please provide a robust discussion that explains to readers the underlying reasons for the material changes in this account. Refer to Section 501.05 of the Financial Reporting Codification for guidance.
Response: The Company notes the Staff’s comment. In connection with each of its future filings requiring disclosure in response to Item 303 of Regulation S-K, the Company will expand the

Mr. Terence O’Brien
Securities and Exchange Commission
January 13, 2011

discussion of the cash conversion feature of its cash convertible notes to include an appropriate explanation of the reasons for any material gains or losses relating thereto.
Definitive Proxy Statement
Stock Ownership Guidelines, page 22
7.	With a view towards future disclosure, please disclose whether each director is in compliance with the stock ownership guidelines as of the most recent practicable date. In this regard, we note the disclosure in the last sentence under “Stock Ownership Guidelines” on page 39.
Response: The Company notes the Staff’s comment. In future filings that include a discussion of the Company’s stock ownership guidelines, the Company will disclose whether each director is in compliance with those guidelines as of the most recent practicable date. For example, if the Company had received this comment prior to the mailing of its definitive proxy statement dated April 29, 2010 and filed April 30, 2010 (the “2010 Proxy Statement”), the Company would have included the following sentence on page 22 thereof immediately after the discussion of its stock ownership guidelines for non-employee directors:
“Our stock ownership guidelines provide that non-employee directors and covered members of senior management have five years to reach their respective ownership targets. Currently, each of our non-employee directors, except for Mr. Foster, who was elected to our board of directors in June 2009, has satisfied the applicable stock ownership requirements under the stock ownership guidelines. We expect Mr. Foster to meet the stock ownership requirements under the stock ownership guidelines within the five-year period.”
As noted by the Staff, the 2010 Proxy Statement included a similar statement that covered each of our named executive officers, including our chief executive officer, who is the Company’s only employee director.
Risks Arising from Compensation Policies and Practices, page 24
8.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure it not necessary.
Response: In connection with the preparation of the 2010 Proxy Statement, the disclosure requirements set forth in Item 402(s) of Regulation S-K were reviewed by, and discussed among, members of our senior management and members of the audit and compensation committees, and a review of the Company’s compensation policies and practices in light of such disclosure requirements was undertaken. Following such review and discussion, the Company determined that its compensation policies and practices were not reasonably likely to have a material adverse effect on the Company and, accordingly, that no disclosure was required to be included in the 2010 Proxy Statement in response to Item 402(s) of Regulation S-K. Such determination was based on, among other factors, the following:

Mr. Terence O’Brien
Securities and Exchange Commission
January 13, 2011

•	Individual variable compensation is capped, and overall variable compensation does not materially impact the Company’s results;

•	The Company’s overall compensation is comprised of a mix of long- and short-term compensation which discourages short-term decisions that could be at the expense of long-term results;

•	A significant portion of the variable compensation is in the form of restricted and performance shares with three year vesting and performance periods which align the long-term interests of senior management with the Company’s stockholders and ensure that at any given time, at least three years of unvested grants are outstanding;

•	The grant documents used in connection with the Company’s long-term incentive program contain clawback provisions described in more detail on page 16 of the 2010 Proxy Statement, which provide for the forfeiture of outstanding unvested awards, the return of vested awards the participant has not disposed of and, with respect to disposed awards, the return of the market value of those shares on the date they were acquired, in the event of detrimental activity by participants;

•	The amount received under the short-term incentive plan requires the attainment of both individual goals and objectives as well as a threshold Company performance level; and

•	The stock ownership guidelines discussed in the 2010 Proxy Statement require the Company’s board of directors and senior management to retain significant equity interests in the Company to ensure the ongoing alignment of senior management and the Company’s stockholders.
Executive Compensation, page 31
Elements of Compensation, page 35
9.	We note your disclosure on page 35 stating that base salaries for 2009 were consistent with the base salaries in 2008, “except where adjustments were appropriate due to special circumstances such as an increase in responsibilities or market based adjustments.” With a view towards future disclosure, where the compensation of the named executive officers was adjusted for “special circumstances” or “an increase in responsibilities,” please disclose the adjustment and provide a complete description of the factors that led to such adjustment.
Response: The Company notes the Staff’s comment. In future filings requiring disclosure in response to Item 402(b) of Regulation S-K, the Company will disclose adjustments to base salaries of its named executive officers and provide an appropriate description of the factors resulting in such adjustments. For example, while there were no base salary adjustments for named executive officers in 2009, if the Company had received this comment prior to the mailing of its 2010 Proxy

Mr. Terence O’Brien
Securities and Exchange Commission
January 13, 2011

Statement, the Company would have supplemented the disclosure on page 35 thereof under the caption “Base salary” with the following disclosure:
“During 2009, the compensation committee, at the recommendation of our management, implemented a general salary freeze at the 2008 level for our senior management, including each of our named executive officers. As a result, none of our named executive officers received an increase in base salary in 2009.”
Annual Cash Incentives, page 35
10.	We note your disclosure that your 2009 STI Plan was “designed to reward participants for EVA of [y]our core Fabricated Products business. . . . with modifiers for safety performance (as measured by the total case incident rate), segment performance and individual performance.” However, it is unclear how each of these factors led to the actual payouts made to your named executive officers. For example:
•	We note the disclosure in the first paragraph. You disclose in general terms the manner in which you calculate EVA, but you do not provide a materially complete description of how actual EVA for 2009 was determined. With a view towards future disclosure, please provide us with a materially complete description of how you determined EVA for 2009, including a discussion of your actual results and how this impacted the determination.
Response: The Company notes the Staff’s comments. In future filings, the Company will supplement the disclosure regarding calculation of EVA to address the issues raised in such comments. For example, if the Company had received these comments prior to the mailing of its 2010 Proxy Statement, the Company would have included the following additional disclosure following the second full paragraph on page 37:
“For 2009, the Company’s EVA for its core Fabricated Products business was calculated as follows:
•	The Company’s adjusted 2009 pre-tax operating income for its core Fabricated Products business of approximately $45.7 million was determined by adjusting the Company’s reported 2009 pre-tax operating income of $118.7 million pursuant to the terms of the 2009 STI Plan to, among other things, exclude the results of the Company’s Primary Aluminum business, including the unrealized mark-to-market gains and losses on metal derivative positions, and lower of cost or market adjustments on inventory;

•	The Company’s adjusted net assets of approximately $499.9 million as of December 31, 2008 was determined by adjusting the Company’s reported net assets as of December 31, 2008 of $788.1 million pursuant to the terms of the 2009 STI Plan to, among other things, exclude deferred income taxes and liabilities, capital expenses in progress, net VEBA assets, net assets of the Primary Aluminum business and hedging business unit, and financing liabiltities;

Mr. Terence O’Brien
Securities and Exchange Commission
January 13, 2011

•	The $37.5 million threshold of adjusted 2009 pre-tax operating income for its core Fabricated Products business required before the minimum payout under the 2009 STI Plan (50% of the target payout) is available was determined by multiplying the Company’s adjusted net assets of approximately $499.9 million as of December 31, 2008 by 7.5%;

•	The 2009 STI Plan pool of approximately $2.0 million was determined by adding (i) approximately $1.5 million (one half of the target payout under the 2009 STI Plan for equaling or exceeding the threshold), (ii) approximately $.5 million representing 6% of the adjusted 2009 pre-tax operating income for the Company’s core Fabricated Products business over the threshold and (iii) approximately $.04 million for 2009 safety results; and

•	The final 2009 STI Plan multiplier of .68 was determined by dividing the approximately $2.0 million 2009 STI Plan pool by the approximately $2.9 million target payout under the 2009 STI Plan.”
•	We note the disclosure in the first paragraph on page 36 that you provide threshold, target, and maximum performance levels. We have the following comments:
•	With a view towards future disclosure, please provide us with a materially complete description of how you determined these levels and the measurement used for each level. For example, is it based on EVA or some other measure?
Response: The Company notes the Staff’s comments. In future filings, the Company will supplement the disclosure regarding the determination of threshold, target and maximum performance levels under its short-term incentive program to address the issues raised in such comments. For example, if the Company had received these comments prior to the mailing of its 2010 Proxy Statement, the Company would have included the following additional disclosure on page 36 under the first full paragraph:
“The threshold, target and maximum performance levels are established at specified returns of adjusted pre-tax operating income for the Company’s core Fabricated Products business on adjusted net assets. Under the 2009 STI Plan the threshold level requires a return of 7.5%, the target level requires a return of 15%, and the maximum level requires a return of 35%.”
•	With a view towards future disclosure, please explain why results above the threshold resulted in a 6% increase in incentive pool.
Response: The Company notes the Staff’s comments. In future filings, the Company will supplement the disclosure regarding the calculation of any increase in the incentive pool under its short-term incentive compensation to address the issues raised in such comments. For example, if the Company had received these comments prior to the mailing of its 2010 Proxy Statement, the Company would have modified the last sentence of the first full paragraph on page 36 to read as follows:

Mr. Terence O’Brien
Securities and Exchange Commission
January 13, 2011

“Consistent with our objective of aligning senior management and our stockholders by rewarding senior management for achieving strategic goals that successfully drive our operations and enhance stockholder value, performance in excess of the threshold performance level results in an increase in the overall incentive pool by 6% of adjusted pre-tax operating income in excess of the threshold performance level up to the maximum payout opportunity.”
•	We note the disclosure in the second paragraph on page 36. You note that threshold and maximum payouts required a return on net assets of approximately 7.5% and 35%. With a view towards future disclosure, please describe whether these were pre-established performance targets, what the actual results were, and how the payouts were calculated based on the actual results. In particular, please describe how the payout would be calculated if results fell above, below, or in between these performance targets.
Response: The Company notes the Staff’s comments. In future filings, the Company will supplement the disclosure regarding the payouts under its short-term incentive compensation to address the issues raised in such comments. For example, if the Company had received these comments prior to the mailing of its 2010 Proxy Statement, the Company would have included the following additional disclosure following the first sentence in the second full paragraph on page 36:
“The return on net assets required to achieve payouts equal to one-half and three times target, respectively, are determined by the terms of the 2009 STI Plan taking into account the calculation of the Company’s adjusted net assets, the threshold performance required and the 2009 target payout. Performance below the threshold would result in no payout. Potential payouts increase on a straight line basis from the threshold up to the maximum payout as the Company’s adjusted pre-tax operating income for its core Fabricated Products business exceeds the threshold. As more fully described below, the Company’s adjusted 2009 pre-tax operating income for its core Fabricated Products business exceeded the threshold by approximately $8.2 million.”
•	With a view towards future disclosure, please explain the “monetary incentive target” discussed in the third paragraph on page 36.
Response: The Company notes the Staff’s comments. In future filings, the Company will supplement the disclosure regarding its short-term incentive compensation to address the issues raised in such comments. For example, if the Company had received these comments prior to the mailing of its 2010 Proxy Statement, the Company would have modified the first sentence of the third paragraph on page 36 to read as follows:
“At the beginning of 2009, a cash target was established under the 2009 STI Plan for each participant based on a percentage of base salary.”
•	You note that the EVA target for 2009 “was set at a level believed to be achievable...” With a view towards future disclosure, please clarify whether the actual EVA target was the return on assets noted above. If not, please describe

Mr. Terence O’Brien
Securities and Exchange Commission
January 13, 2011

the actual EVA target and how actual payouts were calculated based on the target EVA and actual results achieved.
Response: The Company notes the Staff’s comments. The actual EVA target was the return on net assets noted above. In future filings, the Company will supplement the disclosure regarding its short-term incentive compensation to address the issues raised in such comments. For example, if the Company had received these comments prior to the mailing of its 2010 Proxy Statement, the Company would have modified the third sentence of the fourth full paragraph on page 36 to read as follows:
“The EVA (return on net assets) target for 2009 was set at a level reflecting a 15% return of adjusted pretax operating income to adjusted net assets.”
•	We note the disclosure in the fifth paragraph regarding the strategic initiatives. With a view towards future disclosure, please provide us with a materially complete description of how these initiatives impacted the determination of the annual cash incentives.
Response: The Company notes the Staff’s comments. In future filings, the Company will supplement the disclosure regarding the Company’s strategic initiatives to address the issues raised in such comments. For example, if the Company had received these comments prior to the mailing of its 2010 Proxy Statement, the Company would have included the following additional disclosure on page 37 prior to the first full sentence:
“We believe these key strategic initiatives drive our core Fabricated Products business and EVA results.”
•	With a view towards future disclosure, please describe the “modifiers” for safety performance, segment performance, and individual performance. In particular, please disclose any pre-established performance goals and the particular factors examined for each of the modifiers. Please also disclose how actual results for each of these “modifiers” are used to determine payouts under the 2009 STI Plan for each named executive officer.
Response: The Company notes the Staff’s comments. In future filings, the Company will supplement the disclosure regarding its short-term incentive compensation to address the issues raised in such comments. For example, if the Company had received these comments prior to the mailing of its 2010 Proxy Statement, the Company would have supplemented its disclosure by adding the following additional disclosure on page 37 after the first full paragraph:
“As described above safety performance is measured by total case incident rate and applies to the calculation of the multiplier used to determine the pool available for distribution under the 2009 STI Plan. Safety performance above or below a threshold can increase or decrease the payout pool available for distribution by 10%; provided, however, that no increase may increase the pool beyond the maximum payout opportunity. Segment performance goals typically apply to members

Mr. Terence O’Brien
Securities and Exchange Commission
January 13, 2011

of senior management with responsibility primarily relating to a particular business segment or operation within the Company. Except as noted below, performance goals for members of senior management, including our named executive officers, are tailored to each individual taking into account areas of responsibility, are consistent with the key strategic initiatives and impact the calculation of the multiplier applicable to each individual. Performance of our chief executive officer is measured against the overall performance of the Company and our key strategic initiatives.
As described below, the performance of our chief executive officer is reviewed by our compensation committee, nominating and corporate governance committee and board of directors. Performance of other members of senior management is evaluated by our chief executive officer. The evaluation of our named executive officers by our chief executive officer is reviewed by our board and submitted to our compensation committee for review and approval. Individuals that do not meet each individual performance goals may receive a reduced, or even no, payout. Similarly, individuals that meet or exceed individual performance goals may receive increased payouts; provided, however, that no increase may exceed the maximum payout opportunity. As more fully described below, each of our named executive officers was determined to have substantially met or exceeded their 2009 individual performance goals.”
•	With a view towards future disclosure, please describe how the “award multiple” is calculated, including how it is adjusted based on the individual performance modifiers.
Response: See our response to the comment immediately above.
11.	We note your disclosure that the 2009 STI Plan provided for payouts in cash, non-restricted shares of common stock, or a combination thereof, at the election of the compensation committee. With a view towards future disclosure, please describe the form of compensation used in the 2009 payouts, including why the compensation committee made the determination to use such form(s) of compensation.
Response: The Company notes the Staff’s comments. In future filings, the Company will supplement the disclosure regarding its short-term incentive compensation to address the issues raised in such comments. For example, if the Company had received these comments prior to the mailing of its 2010 Proxy Statement, the Company would have included the following additional disclosure on page 35 under the caption “Annual cash incentives”:
“We permitted each participant to elect to receive payout under the 2009 STI Plan in cash, non-restricted shares of common stock or a combination thereof, at his or her election. All payouts made to our named executive officers in connection with the 2009 STI Plan were made in cash.”

Mr. Terence O’Brien
Securities and Exchange Commission
January 13, 2011

Long-Term Incentives, page 37
12.	With a view towards future disclosure, please provide the target monetary value for each named executive officer and explain the factors you considered in establishing these target monetary values.
Response: The Company notes the Staff’s comment. In future filings requiring disclosure in response to Item 402(b) of Regulation S-K, the Company will supplement the disclosure regarding its long-term incentive compensation to address such comment. For example, if the Company had received this comment prior to the mailing of its 2010 Proxy Statement, the Company would have included the following supplemental disclosure on page 37 thereof under the caption “Long-term incentives”:
“The table below sets forth the target monetary value for each named executive officer under our 2009 — 2011 LTI Program:

Target
Name	Monetary Value
Jack A. Hockema	$1,298,000
Daniel J. Rinkenberger	$450,000
John Barneson	$377,000
John M. Donnan	$355,000
James E. McAuliffe, Jr.	$210,000
The target monetary value for each named executive officer was determined in accordance with the following objectives of our compensation structure which we believe are critical for enhancing stockholder value and our long-term success:
•	An annualized economic equity grant value of long-term incentives between the 50th and the 65th percentiles of our compensation peer group;

•	Balanced short-term and long-term goals, with:
•	Approximately 50% of the chief executive officer’s target total compensation being delivered through long-term incentives; and

•	Approximately 40% of the target total compensation for the other named executive officers being delivered through long-term incentives.
•	Internal compensation balance; and

•	Recognition of differing position responsibilities.
In addition, as noted below in the description of Mr. Hockema’s employment agreement, Mr. Hockema’s employment agreement, consistent with the foregoing objectives provides that Mr. Hockema is entitled to receive annual equity awards with a target economic value of 165% of his base salary.”

Mr. Terence O’Brien
Securities and Exchange Commission
January 13, 2011

13.	With a view towards future disclosure, please explain how you determined the threshold, target and maximum number of performance shares that will vest in 2012 for your named executive officers.
Response: The Company notes the Staff’s comment. In future filings, the Company will supplement the disclosure regarding its long-term incentive compensation to address such comment. For example, if the Company had received this comment prior to the mailing of its 2010 Proxy Statement, the Company would have included the following supplemental disclosure on page 38 thereof under the table disclosing the threshold, target and maximum number of performance shares that will vest in 2012 for our named executive officers:
“The threshold, target and maximum number of performance shares that may vest, if at all, in 2012 under our 2009-2011 LTI Program were determined as follows:
•	the threshold number of performance shares reflects that no performance shares will vest in 2012 under our 2009-2011 LTI Program unless the Company’s performance exceeds the threshold performance required over the 2009 through 2011 performance period;

•	the target number of performance shares was calculated by dividing 50% of the target monetary value set forth in the table above by the sum of (i) the closing price of the Company’s common stock on March 5, 2009, which was $16.74, reduced by (ii) 27.13%, the discount factor provided by the independent compensation consultants engaged by the compensation committee to calculate the economic value of the grants for purposes of calculating the target monetary value on the grant date (the “economic value”); and

•	the maximum number of performance shares was calculated by dividing 100% of the target monetary value set forth in the table above by the economic value of each performance share on the grant date.”
* * * * * * *

Mr. Terence O’Brien
Securities and Exchange Commission
January 13, 2011

          The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1770.

Very truly yours,
/s/ Daniel J. Rinkenberger
Daniel J. Rinkenberger

cc:	John M. Donnan, Kaiser Aluminum Corporation Cherrie Tsai, Kaiser Aluminum Corporation Troy B. Lewis, Jones Day